October 29, 2010

Laura Crotty

United States Securities and Exchange Commission

Division of Corporate Finance

100 F St., N.E.

Washington, D.C. 20549

Re:       Response to ABC Acquisition Corp 1505 (the “Company”) Form 10 Comment Letter

Dear Ms. Crotty:

             On behalf of the Company, we are responding to the comments by the staff (the “Staff’”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 4, 2010 (the “Letter”) relating to the above referenced Form 10 (the “Form”) filed with the Commission on September 7, 2010.

            We have provided a copy of Amendment No. 1 to the Form, clean and marked to show changes from the original filing of the Form, along with this response letter for your review.  For your convenience, we have repeated each comment from the Staff’s Letter immediately prior to our responses below.

General

  Pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, your registration statement will become effective by operation of law 60 days after the date filed, at which time you will be required to begin filing all of the reports mandated by Section 12(g) of the Securities Exchange Act of 1934.  If the review process has not been completed before that date you should consider withdrawing the registration statement to prevent it from becoming effective and re-filing it at such time as you are able to respond to any remaining issues or comments.

Response:  The Company acknowledges that the Form 10 goes effective by operation of law 60 days after the date filed. The Company further acknowledge that once the registration statement becomes effective, the Company is responsible for filing annual, quarterly, and other reports required by Section 13 of the Exchange Act, even if the Staff of the Commission continues to review and comment upon the registration statement.

2.   Please note that where we provide examples to illustrate what we mean by our    comments, they are examples and not exhaustive lists.  If our comments are           applicable to a portion of the filing that we have not cited as examples, please       make the appropriate changes in accordance with our comments.

{~~00155047.2~~00163554. }

      Response: The Company has noted that where the Staff of the Commission provides           examples to illustrate what they mean by their comments, those examples are not       exhaustive lists.  Further, for the Staff’s comments that are applicable to a portion of         the filing that the Staff has not cited as examples, the Company has made the          appropriate changes in accordance with those comments.

3.   We note that your table of contents references page numbers, but that the filing   has not been paginated.  Please paginate the amendment and modify your          table of contents to correspond to the pagination.  Further, please paginate all         future filings as well.

      Response: The Company has paginated the amendment and has modified the table of          contents to correspond to the pagination.  The company will paginate all future filings          as well.

4.   Throughout the filing, please revise your reference to “management” to clarify   that the company has only one officer, who is also the sole director of the   company.  For example, rather than stating that “the transaction may be           accomplished upon the sole determination of our management,” please revise to       state that your sole officer and director, Mr. Nitin Amersey, will make such         determination on behalf of the Company.

      Response:  Throughout the Form, the Company has revised its reference to   “management” to clarify that the Company has only one officer, who is also the sole          director of the company.

Item 1. Description of Business

5.   Please disclose, where appropriate, whether you presently have a plan or intent   to engage a professional firm or other individual that specializes in business        acquisitions.

      Response:  The Company has provided the requested disclosure on page 9, under    Item 1, paragraph (b).

(a) Business Development

6.   Please disclose the number of shares Mr. Nitin Amersey holds.

      Response:  The Company has disclosed the number of shares Mr. Nitin Amersey     holds on page 4, under Item 1, paragraph (a).

(b) Business of Issuer

7.   In the first paragraph you state “As such, until we consummate a business           combination, we will be limited in our ability to sell our stock in certain states   which could have the affect of limiting our stock’s exposure in the investment           community.”  Please revise your disclosure to identify the states where your       ability is limited and describe the limitations.

      Response:  Beginning on page 4 and continuing through page 5, under Item 1,          paragraph (b), the Company has identified the states where the Company’s ability is            limited to sell its stock and has provided disclosure with respect to these limitations.

8.   Additionally, we note your statement that as a blank check company any             securities offerings will have to comply with Rule 419 under the Securities        Act of 1933.  Please revise your disclosure to provide a brief discussion of Rule    419.

      Response:  On page 5, under Item 1, paragraph (b), the Company has provided a      brief discussion of Rule 419.

9.   We note your statement, “Due to our limited capital available for investigation,   we may not discover or adequately evaluate adverse facts about the       opportunity to be acquired,”  Please revise your disclosure in the Risk Factor     section of the filing to include an appropriately headed risk factor             discussing this issue in more detail.

      Response:  On page 12, under the Risk Factors section, the Company has included an          appropriately headed risk factor discussing the above mentioned issue.

10. You have stated that you may not discover or adequately evaluate the adverse    facts about the opportunity to be acquired.  Please describe the due diligence   activities you expect to perform once you have identified a target candidate.

      Response:  On page 7, under Item 1, paragraph (b) the Company has described the   due diligence activities that it expects to perform once it has identified a target            candidate.

Form of Acquisition

11. We note your disclosure that management may complete the transaction without            any vote or approval by the other shareholders.  Please expand your discussion     to clarify that this is because Mr. Amersey owns 91% of the outstanding shares.  If there are any other factors that allow Mr. Amersey to complete the         transaction without the approval of the other shareholders, please identify these factors.

      Response:  On page 8, under Item 1, paragraph (b), the Company has expanded its   discussion to clarify that management may complete the transaction without any vote        or approval by the other shareholders because Mr. Amersey owns 91% of the            outstanding shares.

12. You have stated that the investigation of business opportunities will require          “substantial management time and attention and substantial cost for         accountants, attorneys and others.”  We also note your statements elsewhere in    the filing that your sole officer and director will only devote “a few hours per       week” to the company and that you have not developed a plan for funding if        your current assets and funds prove inadequate.  Please revise your disclosure to          explain who will devote the substantial time required to investigate potential transactions, whether Mr. Amersey has indicated a maximum amount he may           be willing to provide to the company for funding and the fact that the company    may not have the financial resources necessary to engage in an extended search             for a combination partner.  If the other investors have indicated that they may   be willing to lend money to the company, please indicate whether they have          indicated the maximum amount they are willing to provide.

Response:  On page 9, under Item 1, paragraph (b), the Company has revised the Form to include the requested disclosure.

(c) Reports to Security Holders

13. Please revise your disclosure to clarify when the company’s reporting      obligations will commence.

Response: On page 9, under Item 1, paragraph (c), the Company has revised its disclosure to clarify when the Company’s reporting obligations will commence.

14. Please note that the SEC’s Public Reference Room is no longer located at 450      Fifth Street NW.  Please revise your disclosure accordingly.

Response:  On page 9, under Item 1, paragraph (c), the Company has revised the Form to provide the correct address for the SEC’s Public Reference Room.

Item 1A Risk Factors

General

15. We note that Mr. Amersey has been involved with other blank check    companies that have commenced reporting obligations under the Securities           Exchange Act of 1934.  As such, we are aware that Mr. Amersey, as sole           officer and director of ABC Acquisition Corp 1501, did not respond to staff          comments issued on a Form 10-12G filed by that company prior to        effectiveness and that the same company filed certain periodic reports late.        In view of this performance, please provide an appropriately titled risk factor discussing the specific facts related to Mr. Amersey’s delinquency in       complying with reporting obligations applicable to companies he controls.

Response: On page 12, under the Risk Factors section, the Company has provided an appropriately titled risk factor discussing the specific facts related to Mr. Amersey’s delinquency in complying with reporting obligations applicable to companies he controls.

“There may be conflicts of interest between our management and our non-management stockholders.”

16. Please revise your disclosure to include a discussion of the various reasons why the personal pecuniary interests of Mr. Amersey may be in conflict with the fiduciary duty owed to the stockholders of the company. For example:

•         Mr. Amersey has provided a loan to the company.  The only opportunity which he has to receive repayment for the loan will be from a prospective merger or acquisition candidate, providing an additional motivation to enter into a merger or acquisition transaction.

•         While Mr. Amersey owns 91% of the outstanding common stock, he has invested less money in the company.  Therefore, an operating company that appears attractive to Mr. Amersey may be far less attractive to other investors.

•         Mr. Amersey controls other blank check companies that may be competing with this company for acquisition targets.  Depending on MR. Amersey’s ownership of other blank check companies, he may decide that another company is a better potential acquirer.

•         As Mr. Amersey has the ability to approve or reject any business combination transaction, he could structure a transaction in such a way that he could derive benefits from the transaction that are different from or in addition to the benefits that the other stockholders will derive.

Response:  On page 10, under the Risk Factors section, the Company has revised the Form to include a discussion of the various reasons why the personal pecuniary interests of Mr. Amersey may be in conflict with the fiduciary duty owed to the stockholders of the Company.

17. Please identify the other blank check companies Mr. Amersey is involved with, disclose whether they have identified potential target companies and disclose the status of any mergers or acquisitions currently contemplate by each entity.

Response:  On page 10, under the Risk Factors section, the Company has identified the other blank check companies Mr. Amersey is involved and has also disclosed whether these blank check companies have identified potential target companies and the status of any mergers or acquisitions contemplated by each entity.

“Our business is difficult to evaluate because we have no operating history”

18. Please revise your disclosure to disclose the company’s net loss as of June 30, 2010 and its accumulated deficit as of the most recent practicable date.

Response:  The Company has made this disclosure on page 10 under the above titled risk factor.

“Our business will have no revenues unless and until we merge with or acquire an operating business”

19. Please revise your statement that you “may not” realize any revenues    unless and until you successfully merge with or acquire an operating            business to state that you “will not” realize any revenues until this         time.

Response:  On page 14, the Company has revised the risk factor to state that the Company “will not” realize any revenues until this time.

“We intend to issue more shares in a merger or acquisition, which will result in substantial dilution”

20. Please explain why the common stock issued in any transaction may be valued on a non-arm’s length basis by management.

Response:  On page 14, under the Risk Factors section, the Company has provided an explanation of why the common stock issued in any transaction may be valued on a non-arm’s length basis by management.

“We have conducted no market research or identification of business opportunities, which may affect our ability to identify a business to merge with or acquire.

21. Please clarify that management may act unilaterally without the consent, vote or approval of the company’s stockholders because Mr. Amersey owns 91% of the outstanding shares.

Response:  On page 14, under the Risk Factors section, the Company has provided a clarifying statement that management may act unilaterally without the consent, vote or approval of the Company’s stockholders because Mr. Amersey owns 91% of the outstanding shares.

Item 2. Financial Information

(c) Qualitative Disclosure about Market Risk

22. Please revise your disclosure in the Risk Factor section of the filing to include a risk factor disclosing the possibility that a target company may be financially unstable, or may be in its early stages of development and growth without established records of sales or earnings.  The discussion should follow a heading that identifies the risk and potential consequences.

Response:  On page 12, under the Risk Factors section, the Company has provided the requested risk factor.

Item 5.  Directors and Executive Officers

(a) Certain Information About Our Sole Officer and Director

23. We note your statement to Mr. Amersey’s biographical information that Mr. Amersey is the Chairman of ABC Acquisition Corp 1505.  Do you mean ABC Acquisition Corp 1501, now Bio-Carbon Systems International, Inc.?  If so, please revise your disclosure accordingly.

Response:  On page 20, under Item 5, paragraph (a), the Company has revised its disclosure in Mr. Amersey’s biographical information to include Bioo-Carbon Systems International, Inc. f/k/a/ ABC Acquisition Corp 1501 and has deleted its reference to ABC Acquisition Corp 1505.

24. We note the following statement in Mr. Amersey’s biographical information:  “He is a director and CFO of the Trim Holding Group…”  Please revise your disclosure to indicate that Mr. Amersey is also the Secretary and Treasurer of Trim Holding Group, as disclosed in the S-1 filed by Trim Holding Group on August 25, 2010.

Response:  On page 20, under Item 5, paragraph (a), the Company has revised its disclosure to indicate that Mr. Amersey is also the Secretary and Treasurer of Trim Holding Group.

25. Please provide an explanation of Mr. Amersey’s involvement with Bay City Transfer Agency & Registrar, Inc.

Response:  On page 21, under Item 5, paragraph (a), the Company has provided an explanation of Mr. Amersey’s involvement with Bay City Transfer Agency & Registrar, Inc.

26. Please provide disclosure pursuant to Item 401(e) of Regulation S-K that briefly discusses the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Amersey should serve as a director of the company in light of the company’s business and structure.

Response:  On page 20, under Item 5, paragraph (a), the Company has provided the requested disclosure.

Item 7.  Certain Relationships and Related Transactions, and Director Independence

27. Please revise your disclosure to identify the stockholder who provides office space and equipment at no cost.

Response: On page 22, under Item 7, the Company has revised its disclosure to identify the stockholder who provides office space and equipment at no cost.

Item 10.  Recent Sales of Unregistered Securities.

28. Please expand your disclosure to disclose the price per share paid in each private placement discussed.

Response:  On page 23, under Item 10, the Company has disclose the price per share paid in each private placement discussed.

Index to Exhibits

29. We note that your exhibit index indicates that your Articles of Incorporation are filed as Exhibit 3.1 and your Bylaw are filed as Exhibit 3.2; however, each document is filed as Exhibit 3.  Please either refile each exhibit with the appropriate tag or revise your exhibit index accordingly.

Response:  The Company will refile each exhibit with the appropriate tag.

In connection with the Company’s responding to the comments set forth in the Letter, we are authorized to state that the Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing of the Form 10;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

            If you have any questions regarding our responses in accordance with the comments in the Letter, please do not hesitate to call. Thank you for assisting with the review process.

                                                                        Sincerely,

                                                                        Joyce, Thrasher, Kaiser & Liss, LLC

                                                                        /s/ H. Grady Thrasher, IV, Esq

                                                                        H. Grady Thrasher, IV, Esq.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) of (g) of The Securities Exchange Act of 1934

ABC ACQUISITION CORP 1505

(Exact name of registrant as specified in its charter)

Nevada                                                                                                                                              27-2754169

(State or other jurisdiction or of incorporation or organization)                                                               (I.R.S. Employer Identification No.)

300 Center Ave. Ste. 202 Bay City, MI                                                                                           48708

(Address of principal executive offices)                                                                             (Zip Code)

Registrant’s telephone number, including area code:                                  (989) 891-0500

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None
None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.0001 per share

(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  [  ]                                                                                 Accelerated filer [  ]

Non-accelerated filer    [  ]  (Do not check if small reporting company)   Smaller reporting company [ X ]

INFORMATION REQUIRED IN REGISTRATION STATEMENT

EXPLANATORY NOTE

We are filing this General Form for Registration of Securities on Form 10 to register our common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Once this registration statement is deemed effective, we will be subject to the requirements of Regulation 13A under the Exchange Act, which will require us to file annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g) of the Exchange Act.

 Unless otherwise noted, references in this registration statement to "ABC Acquisition Corp 1505","Company", "we", "our", "us" or “Registrant” means ABC Acquisition Corp 1505.

FORWARD LOOKING STATEMENTS

There are statements in this registration statement that are not historical facts.  These  "forward-looking statements" can be identified by use of terminology such as "believe," "hope," "may," "anticipate," "should," "intend," "plan," "will," "expect," "estimate," "project," "positioned," "strategy" and similar expressions.  You should be aware that these forward-looking statements are subject to risks and uncertainties that are beyond our control.  For a discussion of these risks, you should read this entire Registration Statement carefully, especially the risks discussed under Risk Factors." Although ~~management~~our sole officer and director, Mr. Nitin Amersey, believes that the assumptions underlying the forward looking statements included in this Registration Statement are reasonable, they do not guarantee our future performance, and actual results could differ from those contemplated by these forward looking statements.  The assumptions used for purposes of the forward-looking statements specified in the following information represent estimates of future events and are subject to uncertainty as to possible changes in economic, legislative, industry, and other circumstances.  As a result, the identification and interpretation of data and other information and their use in developing and selecting assumptions from and among reasonable alternatives require the exercise of judgment.  To the extent that the assumed events do not occur, the outcome may vary substantially from anticipated or projected results, and, accordingly, no opinion is expressed on the achievability of those forward-looking statements.  In light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking statements contained in this Registration Statement will in fact transpire.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.  We do not undertake any obligation to update or revise any forward-looking statements.

TABLE OF CONTENTS

Item 1                 Description of Business.                                                                                                  4

Item 1A                       Risk Factors                                                                                                                                7

Item 2                 Financial Information.                                                                                              ~~13~~17

Item 3                 Properties.                                                                                                                         ~~15~~19

Item 4                 Security Ownership of Certain Beneficial Owners and Management.                ~~15~~19

Item 5                 Directors and Executive Officers.                                                                      ~~15~~19

Item 6                 Executive Compensation.                                                                                        ~~16~~21

Item 7                 Certain Relationships and Related Transactions, and Director Independence.            ~~17~~22

Item 8                 Legal Proceedings.                                                                                                       ~~17~~22

Item 9                 Market Price of and Dividends on the Registrant’s Common Equity ~~and~~  And

                            Related Stockholder Matters.                                                                               ~~17~~23

Item 10               Recent Sales of Unregistered Securities.                                                        ~~18~~23

Item 11               Description of Registrant’s Securities to be Registered.                       ~~18~~24

Item 12               Indemnification of Directors and Officers.                                                  ~~19~~24

Item 13               Financial Statements and Supplementary Data.                                       ~~22~~27

Item 14               Changes in and Disagreements with Accountants and Financial Disclosure.  ~~22~~27

Item 15               Financial Statements and Exhibits.                                                                   ~~22~~27

Description of Business.

Business Development.

ABC Acquisition Corp 1505 (“we”, “us”, “our”, “Company” or the “Registrant”) was incorporated in the State of Nevada on June 1, 2010.  Our business purpose is to seek the acquisition of, or merger with, an existing private company.  Since our inception, we have been engaged in organizational efforts in order to put us in a position where we can seek to target and eventually acquire an existing private company.  On July 1, 2010, five outside investors, MPKB Holdings Corp, Allison Carnegie, Whispering Pines Development Corp, Derek Corp, and Nyx Management S.A. (individually, an “Investor” and collectively, the “Investors”), invested funds in us in exchange for shares of our Common Stock.  For a purchase price of $6,000 at $0.10 per share, each Investor received 60,000 shares of our Common Stock.  In total, we issued 300,000 shares of our Common Stock and received $30,000 in funds from the Investors.  The shares issued to the Investors, however, will be restricted until after a merger target has been identified and the merger has been completed.   At this time, all initial financing has been funded by the Investors and our sole officer and director, Mr. Nitin Amersey.  Mr. Amersey currently holds 3,100,000 shares of our common stock.  Furthermore, we have not conducted negotiations or entered into a letter of intent concerning any target business.

Business of Issuer.

We, based on proposed business activities, are a “blank check” company. The U.S. Securities and Exchange Commission (the “SEC”) defines those companies as “any development stage company that is issuing a penny stock, within the meaning of Section 3(a) (51) of the Exchange Act of 1934, as amended, (the “Exchange Act”) and that has no specific business plan or purpose, or has indicated that its business plan is to merge with an unidentified company or companies.” Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions.  Theses state statutes, rules, and regulations or “blue sky” laws as they are commonly referred to place limitations on offerings or sales of securities by “blank check” companies or in “blind-pool” offerings, or if such securities represent “cheap stock” previously issued to promoters or others.  Our sole officer and director, because he received stock at a price of $0.0001 per share, may be deemed to hold “cheap stock”.  These limitations typically provide, in the form of one or more of the following limitations that such securities are:

•         Not eligible for sale under exemption provisions permitting sales without registration to accredited investors or qualified purchasers;

•         Not eligible for the transaction exemption from registration for non-issuer transactions by a registered broker-dealer;

•         Not eligible for registration under the simplified small corporate offering registration (SCOR) form available in many states;

•         Not eligible for the “solicitations of interest” exception to securities registration requirements available in many states;

•         Not permitted to be registered or exempted from registration, and thus not permitted to be sold in the state under any circumstances.

            Virtually all 50 states have adopted one or more of these limitations, or other limitations or restrictions affecting the sale or resale of stock of “blank check” companies or securities sold in “blind pool” offerings or “cheap stock” issued to promoters or others.  Specific limitations on such offerings have been adopted in:

                        Alaska                         Nevada                        Tennessee

                        Arkansas                     New Mexico               Texas

                        California                    Ohio                            Utah

                        Delaware                     Oklahoma                    Vermont

                        Florida                         Oregon                                    Washington

                        Georgia                       Pennsylvania

                        Idaho                           Rhode Island

                        Indiana                                    South Carolina

                        Nebraska                     South Dakota

 As such, until we consummate a business combination, we will be limited in our ability to sell our stock in certain states which could have the affect of limiting our stock’s exposure in the investment community.  This could have an impact on our ability to raise capital and develop our Company.  ~~Management~~Our sole officer and director, Mr. Nitin Amersey, does not intend to undertake any efforts to cause a market to develop in our securities, either debt or equity, until we have successfully concluded a business combination. We intend to comply with the periodic reporting requirements of the Exchange Act for so long as we are subject to those requirements.  Furthermore, as a blank check company, any offerings of our securities shall comply with Rule 419 under the Securities Act of 1933.  Rule 419 requires that the blank check company filing such registration statement deposit the securities being offered and the proceeds of the offering into an escrow or trust account pending the execution of an agreement for an acquisition or merger.  In addition, the registrant is required to file a post effective amendment to the registration statement containing the same information as found in a Form 10 registration statement, upon the execution of an agreement for such acquisition or merger.  Rule 419 provides procedures for the release of the offering funds in conjunction with the post effective acquisition or merger.

 We were organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation and, to a lesser extent, that desires to employ our funds in its business.  We have, and will continue to have, limited capital with which to provide the owners of business entities with any cash or other assets.  However, ~~management~~our sole officer and director, Mr. Nitin Amersey, believes we will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a public company without incurring the cost and time required to file its own Form 10 registration statement.  We believe that the time and cost savings we are able to offer target companies is at greater value to such companies than both the dilution shareholders at target companies will necessarily suffer as a result of a business combination and the cost and time associated with the filing of Form 8-K in connection with such business combination.

Our principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through a combination with a business rather than immediate, short-term earnings.  We will not restrict our potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire any type of business.

By merging with an existing operating company, we hope that our shareholders will benefit from the ongoing operations of the private company.  ~~Management~~Our sole officer and director, Mr. Nitin Amersey, intends to seek to retain an equity interest in the surviving company of a business combination, and may seek a cash fee from the target company; however, because a target company has not been identified at this time, it is impossible to predict whether we will retain an equity interest in the surviving company, a cash payment in exchange for shares, or a combination of both.

The analysis of new business opportunities has and will be undertaken by or under the supervision of our sole officer and director. We have unrestricted flexibility in seeking, analyzing and participating in potential business opportunities. In our efforts to analyze potential acquisition targets, we will consider the following kinds of factors:

~~Potential for growth, indicated by new technology, anticipated~~ market expansion or new products;

Competitive position as compared to other firms of similar size and experience within the industry segment as well as within the industry as a whole;

Strength and diversity of management, either in place or scheduled for recruitment;

Capital requirements and anticipated availability of required funds, to be provided by us or from operations, through the sale of additional securities, through joint ventures or similar arrangements or from other sources;

The cost of our participation as compared to the perceived tangible and intangible values and potentials;

The extent to which the business opportunity can be advanced;

The accessibility of required management expertise, personnel, raw materials, services, professional assistance and other required items; and

Other relevant factors.

In applying the foregoing criteria, no one of which will be controlling, ~~management~~our sole officer and director, Mr. Nitin Amersey, will attempt to analyze all factors and circumstances and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries, and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Due to our limited capital available for investigation, we may not discover or adequately evaluate adverse facts about the opportunity to be acquired.  In evaluating a prospective target business, we will conduct as extensive a due diligence review of potential targets as possible in view of our lack of financial resources. We expect that our due diligence may include, among other things, meetings with the target business’ management and an inspection of its facilities, as well as a review of financial information and corporate governance documents made available to us.  The due diligence review will be conducted by our sole officer and director, Mr. Nitin Amersey, possibly with the assistance of our counsel and accountants, as necessary.

FORM OF ACQUISITION

The manner in which we participate in an opportunity will depend upon the nature of the opportunity, the respective needs and desires of our Company and the promoters of the opportunity, and the relative negotiating strength of our Company and such promoters.

The costs associated with locating a target company are not expected to be material.  The funds received by the Investors (as described in further detail in the Business Development paragraph of this Item 1) will be used to meet the costs necessary to locate such a target company.  While we anticipate that we will be able to meet the costs necessary to investigate and analyze such business combinations, we cannot guarantee that we will not need additional funding sources, outside of those that we have already secured, in the near future.

It is likely that we will acquire our participation in a business opportunity through the issuance of common stock or other securities of our Company.  Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called “tax free” reorganization under Section 368(a) (1) of the Internal Revenue Code of 1986, as amended (the “Code”), depends upon whether the owners of the acquired business own 80% or more of the voting stock of the surviving entity. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Code, all prior stockholders would in such circumstances retain 20% or less of the total issued and outstanding shares. Under other circumstances, depending upon the relative negotiating strength of the parties, prior stockholders may retain substantially less than 20% of the total issued and outstanding shares of the surviving entity. This could result in substantial additional dilution to the equity of those who were stockholders of our Company prior to such reorganization.

Our present stockholders will likely not have control of a majority of the voting shares of our Company following a reorganization transaction.  As part of such a transaction, our sole director may resign and new director(s) may be appointed without any vote by stockholders.

In the case of an acquisition, the transaction may be accomplished upon the sole determination of our ~~management~~sole officer and director, Mr. Nitin Amersey, without any vote or approval by stockholders, as Mr. Amersey owns 91% of our outstanding shares of common stock. In the case of a statutory merger or consolidation directly involving us, it will likely be necessary to call a stockholders' meeting and obtain the approval of the holders of a majority of the outstanding shares. The necessity to obtain such stockholder approval may result in delay and additional expense in the consummation of any proposed transaction and will also give rise to certain appraisal rights to dissenting stockholders. Most likely, we will seek to structure any such transaction so as not to require stockholder approval.

It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial cost for accountants, attorneys and others.  As such, due to our limited financing, our proposed operations, even if successful, will in all likelihood result in our engaging in a business combination with only one target company.  In the event we are unsuccessful in targeting a private company, the costs theretofore incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss to the Company of the related costs incurred which could have an impact on our ability to continue operations as a going concern and our stockholders may lose their entire investment in us as a result.

We presently have no employees apart from our ~~management. Our~~ sole officer and director, Mr. Nitin Amersey. We expect no significant changes in the number of our employees other than such changes, if any, incident to a business combination.

Our sole officer and director is engaged in outside business activities and we anticipate that he will devote to our business very limited time until the acquisition of a successful business opportunity has been identified~~. We expect no significant changes in the number of our employees other than such changes, if any, incident to a business combination~~.   Mr. Amersey plans to devote 2-3 hours per week seeking a target acquisition company for us by making phone calls to prospective companies and conducting internet research.  Mr. Amersey will rely on his own expertise and contacts in the area of business acquisitions to find an appropriate target company.  As such, Mr. Amersey will not be engaging an outside professional firm that specializes in business acquisitions.  Once Mr. Amersey has identified a target company, he will then devote 10-12 hours per week to the necessary discussions and paperwork that will need to be completed in order to consummate the acquisition.  Moreover, as Mr. Amersey is self-employed, he has the ability to devote the necessary time to his various projects based upon their priority.

Mr. Amersey has given his firm promise to fund us for the next 12 months.  We have not at this point discussed with Mr. Amersey a maximum funding amount or general terms of any loans provided to us.  Due to our limited funding, however, we may not have the financial resources necessary to engage in an extended search for a combination partner.  As such, we may be unable to acquire a target business with the funds available to us.  As we are a blank check company, if we are unable to acquire a target business, we will not realize any revenues and our shareholders could lose their entire investments in us.

Reports to Security Holders.

We are not required to deliver an annual report to security holders and at this time do not anticipate the distribution of such a report.  If we successfully consummate a business combination, within four days after closing, we will file a current report on Form 8-K with the SEC including all information that would normally be included in a Form 10 with respect to a merged company, including audited and pro forma financial statements.  The Commission treats the Form 8-K filings in the same way it treats the Registration Statements on Form 10 filings.  The Commission subjects them to its standard of review selection, and the Commission may issue substantive comments on the sufficiency of the disclosures represented.

~~We will file reports~~Pursuant to section 12(g)(1) of the Exchange Act, this registration statement will become effective by operation of law 60 days after the date it is filed with the SEC~~. We~~, at which time, we will be a reporting company and will ~~comply~~be required to begin filing with the ~~requirements~~SEC all of the reports mandated by Section 12(g) of the Exchange Act.

The public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at ~~450 Fifth~~100 F Street, N.~~W~~E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov.

Item 1A          Risk Factors.

An investment in our Company is highly speculative in nature and involves an extremely high degree of risk.

There may be conflicts of interest between our ~~management~~sole officer and director, Mr. Nitin Amersey, and our non-management stockholders which could potentially compromise our management’s fiduciary duties to our stockholders.

Conflicts of interest create the risk that ~~management~~our sole officer and director, Mr. Nitin Amersey, may have an incentive to act adversely to the interests of other investors. A conflict of interest may arise between ~~our management'~~Mr. Amersey’s personal pecuniary interest and ~~its~~his fiduciary duty to our stockholders. Further, ~~our management'~~Mr. Amersey’s own pecuniary interest may at some point compromise ~~its~~his fiduciary duty to our stockholders. Mr. Nitin Amersey, our ~~President, CFO, Secretary and~~ sole officer and director, is currently involved with other blank check companies, and conflicts in the pursuit of business combinations with such other blank check companies with which he is, and in the future may be affiliated with, may arise. Currently, Mr. Amersey serves as the sole officer and director of our blank check company, as well as the blank check company, ABC Acquisition Corp 1502.  Mr. Amersey is currently seeking an acquisition target for both corporations.  At this time, Mr. Amersey has not identified a target for either corporation. If we and the other blank check company that our sole officer and director, Mr. Amersey, is affiliated with desire to take advantage of the same opportunity, Mr. Amersey, in his sole discretion, will arbitrarily determine the company that will be entitled to proceed with the proposed transaction.  Furthermore, as Mr. Amersey has the ability to approve or reject any business combination transaction, Mr. Amersey could structure a transaction in such a way that he could derive benefits from the transaction that are different from or in addition to the benefits that the other stockholders will derive. Additionally, while Mr. Amersey owns 91% of the outstanding common stock of our Company, he has invested less money in us than other investors have.  Therefore, an operating company that appears attractive to Mr. Amersey may be far less attractive to the other investors.

~~Our~~As our business is difficult to evaluate because we have no operating history~~.~~, we may be unable to consummate a business combination, which could have a materially adverse effect on our business operations.

As we have no operating history or revenue and only minimal assets, there is a risk that we will be unable to consummate a business combination. We have had no recent operating history nor any revenues or earnings from operations since inception. We have no significant assets or financial resources. We will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in our incurring a net operating loss that will increase continuously until we can consummate a business combination with a profitable business opportunity. Our net loss as of June 30, 2010 was $6,414.  As we have no revenue our net loss will continue to grow until we acquire another corporation.  We cannot assure you that we can identify a suitable business opportunity and consummate a business combination.

There is competition for those private companies suitable for a merger transaction of the type contemplated by management~~.~~, which could reduce the likelihood of consummating a successful business combination.

We are in a highly competitive market for a small number of business opportunities which could reduce the likelihood of consummating a successful business combination. We are and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private and public entities. A large number of established and well-financed entities, including small public companies and venture capital firms, are active in mergers and acquisitions of companies that may be desirable target candidates for us. Nearly all these entities have significantly greater financial resources, technical expertise and managerial capabilities than we do; consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. These competitive factors may reduce the likelihood of our identifying and consummating a successful business combination.

~~Future~~Our future success is highly dependent on the ability of our management to locate and attract a suitable acquisition.

The nature of our operations is highly speculative and there is a consequent risk of loss of your investment. The success of our plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While ~~management~~our sole officer and director, Mr. Nitin Amersey, intends to seek business combination(s) with entities having established operating histories, we cannot assure you that we will be successful in locating candidates meeting that criterion. In the event we complete a business combination, the success of our operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond our control.

We have no existing agreement for a business combination or other transaction~~.~~, and there are no assurances that we will successfully identify and evaluate suitable business opportunities or that we will conclude a business combination.  Our failure to consummate a business combination could have an adverse impact on our ability to continue operations as a going concern, and our stockholders may lose their entire investment in us as a result.

We have no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private or public entity. No assurances can be given that we will successfully identify and evaluate suitable business opportunities or that we will conclude a business combination. ~~Management~~Our sole officer and director, Mr. Nitin Amersey, has not identified any particular industry or specific business within an industry for evaluation. We cannot guarantee that we will be able to negotiate a business combination on favorable terms, and there is consequently a risk that funds allocated to the purchase of our shares will not be invested in a company with active business operations.

We have limited financing and will likely be able to effect only one business combination.  Our failure to consummate a business combination may result in loss to the Company of the related costs incurred, which could have an adverse impact on our ability to continue operations as a going concern, and our stockholders may lose their entire investment in us as a result.

Due to our limited financing, our proposed operations, even if successful, will in all likelihood result in our engaging in a business combination with only one target company.  In the event we are unsuccessful in targeting a private company, the costs theretofore incurred in the related investigation would not be recoverable.  Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss to the Company of the related costs incurred which could have an impact on our ability to continue operations as a going concern and our stockholders may lose their entire investment in us as a result.

Management intends to devote only a limited amount of time ~~to~~ seeking a target company, which may adversely impact our ability to identify a suitable acquisition candidate.

While seeking a business combination, ~~management~~our sole officer and director, Mr. Nitin Amersey, anticipates devoting no more than a few hours per week to the Company's affairs in total. ~~Our sole officer~~Mr. Amersey has not entered into a written employment agreement with us and is not expected to do so in the foreseeable future. This limited commitment may adversely impact our ability to identify and consummate a successful business combination.

Due to our limited capital available for investigation, we may fail to uncover all liabilities of acquisition targets through the due diligence process, exposing us to potentially large, unanticipated costs.

Our sole officer and director, Mr. Nitin Amersey, will devote limited time to the business of the Company and will have limited capital available to him with which to conduct due diligence of acquisition targets.  If we do not conduct a thorough due diligence review, we may not adequately uncover all of the contingent or undisclosed liabilities we may incur as a consequence of the proposed acquisition.  As such, we may be exposed to potentially large, unanticipated costs, and our stockholders may lose their entire investment in us.

If we affect a business combination with a financially unstable company or an entity in the early stage of development or growth, we will be subject to greater risks than if we were to affect a business combination with a more established company with a proven record of earnings and growth.

Given our limited financial resources, we may be limited to consummating a business combination with a company that is financially unstable or is in the early stage of development or growth, including an entity without established records of sales or earnings.  To the extent we affect a business combination with a financially unstable or early stage or emerging growth company, we may be impacted by numerous risks inherent in the business and operations of such company that we would not be subject to if we were to affect a business combination with a more seasoned company with a proven record of earnings and growth.

The time and cost of preparing a private company to become a public reporting company may preclude us from entering into a merger or acquisition with the most attractive private companies.

Target companies that fail to comply with SEC reporting requirements may delay or preclude acquisition. Sections 13 and 15(d) of the Exchange Act require reporting companies to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare these statements may significantly delay or essentially preclude consummation of an acquisition. Otherwise suitable acquisition prospects that do not have or are unable to obtain the required audited statements may be inappropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

A company controlled by our sole officer and director, Mr. Nitin Amersey, previously failed to timely file a response to an SEC comment letter and its initial annual report late.

            ABC Acquisition Corp 1501 (“ABC 1501”), did not timely respond to staff comments issued on its Form 10-12(g).  ABC 1501 subsequently filed late its initial annual report on Form 10-K for the period ending December 31, 2009.  Mr. Amersey was the sole officer and director of ABC 1501 during this period.  While we believe that this was an isolated incident, you should consider whether this increases the risk that we will not timely file our periodic reports since Mr. Amersey is also our sole officer and director.

We may be subject to further government regulation which would adversely affect our operations.

Although we will be subject to the reporting requirements under the Exchange Act, ~~management~~our sole officer and director, Mr. Nitin Amersey, believes we will not be subject to regulation under the Investment Company Act of 1940, as amended (the “Investment Company Act”), since we will not be engaged in the business of investing or trading in securities. If we engage in business combinations which result in our holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act. If so, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the SEC as to our status under the Investment Company Act and, consequently, violation of the Act could subject us to material adverse consequences.

Any potential acquisition or merger with a foreign company may subject us to additional risks.

If we enter into a business combination with a foreign concern, we will be subject to risks inherent in business operations outside of the United States. These risks include, for example, currency fluctuations, regulatory problems, punitive tariffs, unstable local tax policies, trade embargoes, risks related to shipment of raw materials and finished goods across national borders and cultural and language differences. Foreign economies may differ favorably or unfavorably from the United States economy in growth of gross national product, rate of inflation, market development, rate of savings, and capital investment, resource self-sufficiency and balance of payments positions, and in other respects.

There is currently no trading market for our common stock, which will limit the ability of our stockholders to liquidate their investment.

Outstanding shares of our common stock cannot be offered, sold, pledged or otherwise transferred unless subsequently registered pursuant to, or exempt from registration under, the Securities Act of 1933, as amended (the “Securities Act”) and any other applicable federal or state securities laws or regulations. These restrictions will limit the ability of our stockholders to liquidate their investment.

We may be subject to certain tax consequences in our business, which may increase our cost of doing business.

We may not be able to structure our acquisition to result in tax-free treatment for the companies or their stockholders, which could deter third parties from entering into certain business combinations with us or result in being taxed on consideration received in a transaction. Currently, a transaction may be structured so as to result in tax-free treatment to both companies, as prescribed by various federal and state tax provisions. We intend to structure any business combination so as to minimize the federal and state tax consequences to both us and the target entity; however, we cannot guarantee that the business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes that may have an adverse effect on both parties to the transaction.

Our business will have no revenues unless and until we merge with or acquire an operating business.

We are a development stage company and have had no revenues from operations. We ~~may~~will not realize any revenues unless and until we successfully merge with or acquire an operating business.

We intend to issue more shares in a merger or acquisition, which will result in substantial dilution in the percentage of our common stock held by our then existing stockholders.

Our Articles of Incorporation authorizes the issuance of a maximum of 400,000,000 shares of common stock and a maximum of 100,000,000 shares of preferred stock. Any merger or acquisition effected by us may result in the issuance of additional securities without stockholder approval and may result in substantial dilution in the percentage of our common stock held by our then existing stockholders. Moreover, the common stock issued in any such merger or acquisition transaction may be valued on an arbitrary or non-arm’s-length basis by our ~~management~~sole officer and director, Mr. Nitin Amersey, resulting in an additional reduction in the percentage of common stock held by our then existing stockholders.  The common stock issued in a transaction may be valued on a non-arm’s length basis by management when the stock is issued to related parties, and because of that relationship, the stock is sold at a price less than what is deemed to be the fair market value.  Our sole director has the power to issue any or all of such authorized but unissued shares without stockholder approval. To the extent that additional shares of common stock or preferred stock are issued in connection with a business combination or otherwise, dilution to the interests of our stockholders will occur and the rights of the holders of common stock might be materially and adversely affected.

We have conducted no market research or identification of business opportunities, which may affect our ability to identify a business to merge with or acquire.

We have neither conducted nor have others made available to us results of market research concerning prospective business opportunities. Therefore, we have no assurances that market demand exists for a merger or acquisition as contemplated by us. Our ~~management~~sole officer and director, Mr. Nitin Amersey, has not identified any specific business combination or other transactions for formal evaluation by us, such that it may be expected that any such target business or transaction will present such a level of risk that conventional private or public offerings of securities or conventional bank financing will not be available. There is no assurance that we will be able to acquire a business opportunity on terms favorable to us. Decisions as to which business opportunity to participate in will be unilaterally made by our ~~management, which~~sole officer and director, Mr. Amersey, who may act without the consent, vote or approval of our stockholders, as Mr. Amersey owns 91% of the outstanding shares of our common stock.

Because we may seek to complete a business combination through a “reverse merger”, following such a transaction we may not be able to attract the attention of major brokerage firms.

Additional risks may exist since we ~~will~~expect to assist a privately held business to become public through a “reverse merger.” ~~Securities~~ We believe that private companies often choose to enter into “reverse merger” combinations with an ultimate goal of accessing the public markets.  However, because there is no anticipated public market for our securities, securities analysts of major brokerage firms may not provide coverage of our Company since there is no incentive to brokerage firms to recommend the purchase of our common stock. ~~No assurance can be given that brokerage firms will want to conduct any secondary offerings on behalf of our post-merger company in the future.~~ This may hinder our Company in its post merger form from being able to attract investors which in turn may reduce our ability to find an attractive private company with which to merge.

We cannot assure you that following a business combination with an operating business, our common stock will be listed on NASDAQ or any other securities exchange.

Following a business combination, we may seek the listing of our common stock on NASDAQ or the American Stock Exchange. However, we cannot assure you that following such a transaction, we will be able to meet the initial listing standards of either of those or any other stock exchange, or that we will be able to maintain a listing of our common stock on either of those or any other stock exchange. After completing a business combination, until our common stock is listed on the NASDAQ or another stock exchange, we expect that our common stock would be eligible to trade on the OTC Bulletin Board, another over-the-counter quotation system, or on the “pink sheets,” where our stockholders may find it more difficult to dispose of shares or obtain accurate quotations as to the market value of our common stock.

The application of the “penny stock” rules to our common stock could limit the trading and liquidity of the common stock, adversely affect the market price of our common stock and increase your transaction costs to sell those shares.

As long as the trading price of our common stock is below $5 per share, the open-market trading of our common stock will be subject to the “penny stock” rules, unless we otherwise qualify for an exemption from the “penny stock” definition. The “penny stock” rules impose additional sales practice requirements on certain broker-dealers who sell securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with their spouse). These regulations, if they apply, require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the associated risks. Under these regulations, certain brokers who recommend such securities to persons other than established customers or certain accredited investors must make a special written suitability determination regarding such a purchaser and receive such purchaser’s written agreement to a transaction prior to sale. These regulations may have the effect of limiting the trading activity of our common stock, reducing the liquidity of an investment in our common stock and increasing the transaction costs for sales and purchases of our common stock as compared to other securities.  The stock market in general and the market prices for penny stock companies in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our stock, regardless of our operating performance.  Stockholders should be aware that, according to SEC Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (1) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (2) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (3) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (4) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (5) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The occurrence of these patterns or practices could increase the volatility of our share price.

~~There~~Because there is no public market for our common stock, ~~nor have we ever~~stockholders may have difficulty or be unable to sell their shares of common stock.  We have also never paid dividends on our common stock~~.~~ and we anticipate that any funds available for payment of dividends will be re-invested into the company to further our business strategy.

There is no public trading market for our common stock and none is expected to develop in the foreseeable future unless and until our Company completes a business combination with an operating business and such business files a registration statement under the Securities Act. Additionally, we have never paid dividends on our common stock and do not presently intend to pay any dividends in the foreseeable future. We anticipate that any funds available for payment of dividends will be re-invested into the Company to further our business strategy.

~~Authorization~~The issuance of preferred stock~~.~~ could adversely affect the voting power or other rights of the holders of our common stock.

Our Articles of Incorporation authorizes the issuance of up to 100,000,000 shares of preferred stock with designations, rights and preferences determined from time to time by our sole director. Accordingly, our sole director is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting, or other rights which could adversely affect the voting power or other rights of the holders of the common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company.

This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses.  These statements reflect our current views with respect to future events and are subject to risks and uncertainties that may cause our actual results to differ materially from those contemplated in our forward-looking statements.

These forward-looking statements are based on the beliefs of our ~~management~~sole officer and director, Mr. Nitin Amersey, as well as assumptions made by and information currently available to ~~our management~~Mr. Amersey. When used in this prospectus, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks and uncertainties that may cause our actual results to differ materially from those contemplated in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

Financial Information.

Liquidity and Capital Resources.

We were organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation. The principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through a combination with a business rather than immediate, short term earnings.

We do not currently engage in any business activities that provide cash flow.  The costs of investigating and analyzing business combinations for the next 12 months and beyond such time will be paid with money in our treasury or with additional amounts, as necessary, to be loaned to or invested in us by our stockholders, ~~management~~our sole officer and director, Mr. Nitin Amersey, or other investors.  We anticipate that the Company’s current assets, in addition to funds already received from investors, will be sufficient to meet the costs necessary to investigate and analyze potential business combinations.  Outside of the Investors we secured on July 1, 2010 (as described in greater detail in the Business Development paragraph of Item 1), we have not identified any additional funding sources for investigating and analyzing business combinations nor have we developed a plan for funding if our current assets and funds prove inadequate.

During the next 12 months we anticipate incurring costs related to:

filing of Exchange Act reports, and

consummating an acquisition.

We anticipate we will be able to meet these costs through use of funds in our treasury and additional amounts, as necessary, to be loaned by or invested in us by our stockholders, ~~management~~our sole officer and director, Mr. Nitin Amersey, or other investors.

Results of Operations.

We may consider a business which has recently commenced operations, is a developing company in need of additional funds for expansion into new products or markets, is seeking to develop a new product or service, or is an established business which may be experiencing financial or operating difficulties and is in need of additional capital. In the alternative, a business combination may involve the acquisition of, or merger with, a company which does not need substantial additional capital, but which desires to establish a public trading market for its shares, while avoiding, among other things, the time delays, significant expense, and loss of voting control which may occur in a public offering.

Our net loss as of June 30, 2010 was $6,414.  As we have no revenue our net loss will continue to grow until we acquire another corporation.

Because we have no current income producing operations, neither inflation nor changing prices have had an impact on our net sales, revenues, and income from continuing operations.

Qualitative Disclosures about Market Risk.

Our sole officer and director has not had any preliminary contact or discussions with any representative of any other entity regarding a business combination with us. Any target business that is selected may be a financially unstable company or an entity in its early stages of development or growth, including entities without established records of sales or earnings. In that event, we will be subject to numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies. In addition, we may effect a business combination with an entity in an industry characterized by a high level of risk, and, although our ~~management~~sole officer and director, Mr. Nitin Amersey, will endeavor to evaluate the risks inherent in a particular target business, there can be no assurance that we will properly ascertain or assess all significant risks.

Our ~~management~~sole officer and director, Mr. Nitin Amersey, anticipates that ~~it~~we will likely be able to effect only one business combination, due primarily to our limited financing, and the dilution of interest for present and prospective stockholders, which is likely to occur as a result of ~~our management'~~Mr. Amersey’s plan to offer a controlling interest to a target business in order to achieve a tax-free reorganization. This lack of diversification should be considered a substantial risk in investing in us, because it will not permit us to offset potential losses from one venture against gains from another.

We anticipate that the selection of a business combination will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries and shortages of available capital, our ~~management~~sole officer and director, Mr. Nitin Amersey, believes that there are numerous firms seeking even the limited additional capital that we will have and/or the perceived benefits of becoming a publicly traded corporation. Such perceived benefits of becoming a publicly traded corporation include, among other things, facilitating or improving the terms on which additional equity financing may be obtained, providing liquidity for the principals of and investors in a business, creating a means for providing incentive stock options or similar benefits to key employees, and offering greater flexibility in structuring acquisitions, joint ventures and the like through the issuance of stock. Potentially available business combinations may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

Off-Balance Sheet Arrangements.

We have not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources and would be considered material to investors.

Properties.

We neither rent nor own any properties. We currently have no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth, as of ~~September~~October ___, 2010, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5% or more of the outstanding Common Stock of the Company.

Name and Address	Amount and Nature of Beneficial Ownership	Percentage of Class

Nitin Amersey (1) 300 Center Ave. Ste. 202 Bay City, MI 48708	3,100,000	91%

All Officers and Directors as a group	3,100,000	91%

(1)	Nitin Amersey is CEO, President, CFO, Secretary and sole director of the Company.

Directors and Executive Officers.

Certain Information About Our Sole Officer and Director.

NAME	AGE	POSITION
Nitin Amersey	58	CEO, President, CFO, Secretary, Director

Nitin M. Amersey.

Nitin M. Amersey, age 58, has over thirty-six years of experience in international trade, marketing and corporate management. ~~Mr.~~ Since July 2009, Mr. Amersey has served as the managing member for Amersey Investments, LLC, a full-service management and consulting firm that assists small to medium-sized private companies wishing to go public. As the managing member of Amersey Investments, LLC, Mr. Amersey manages the company, and in a consultant role, advises a number of private companies in their efforts in becoming publicly traded.   Since October 2009, Mr. Amersey has served as CFO, Secretary, Treasurer, and Director of Trim Holding Group, a public company engaged in selling products in the Health Care sector.  Mr. Amersey, in his role as CFO, Secretary, Treasurer and Director, is responsible for managing the financial risks of the company and developing and implementing the business plan.

   Mr. Amersey was elected as a director of Environmental Solutions Worldwide and has served as a member of the board since January 2003.  Mr. ~~Mr.~~ Amersey was appointed interim Chairman of the Board in May 2004 and subsequently was appointed Chairman of the Board in December 2004 and served as Chairman of ~~ESW~~Environmental Solutions Worldwide’s Board through ~~to~~ January 2010.  Environmental Solutions Worldwide manufactures and markets a diverse line of proprietary catalytic emission conversion, control, and support products and technologies for the International Transportation, Construction, and Utility markets.  In addition to his service as a board member of Environmental Services Worldwide, Mr. Amersey, since 1978, has been Chairman of the Board of Directors of Scothalls Limited, a private trading firm ~~since 1978.~~.

            Since 2001, Mr. Amersey has also served as President and CEO of Circletex Corp., a financial consulting management firm ~~since 2001 and~~. As the President and CEO of Circletex Corp, Mr. Amersey manages the day to day affairs of the company and assists small to medium sized companies wishing to go public.  Additionally, Mr. Amersey has served as chairman of Midas Touch Global Media Corp., a company engaged in providing investment newsletters, from 2005 to the present. ~~He is also~~ Since 2007, Mr. Amersey has served as the Chairman of Hudson Engineering Industries Pvt. Ltd. ~~and of Trueskill Technologies~~, a private distribution company domiciled in India.  Additionally, since April 2010, Mr. Amersey has served as the Chairman of Trueskills Energen Pvt. Ltd., a private ~~companies domiciled in India. He is a director and CFO of the Trim Holding Group, and the Chairman~~wind energy consulting firm domiciled in India.

            From July 10, 2009 to June 1, 2010, Mr. Amersey was the sole officer and director of Bio-Carbon Systems International Inc. f/k/a ABC Acquisition Corp 1501, a former blank check company, now development stage company, engaged in the carbon trading, carbon sequestration, and greenhouse emission control business.  Bio-Carbon Systems International, Inc. is a reporting company with a class of securities registered pursuant to section 12 of the Exchange Act. Since July 1, 2010, Mr. Amersey has served as the sole officer and director of ABC Acquisition Corp. 1505, ~~both public corporations.~~a blank check company seeking the acquisition of an existing private company. As the sole officer and director, Mr. Amersey spends a limited amount of time seeking the acquisition of a target company for ABC Acquisition Corp. 1505.  From 2003 to 2006 Mr. Amersey was Chairman of the Board of Directors for RMD Entertainment Group ~~and also served during the same period as chairman of~~, a public company engaged in the research and development of advanced broadband technology. During the same period, Mr. Amersey served as the Chairman of the Board of Directors for Wide E-Convergence Technology America Corp. ~~Mr. Amersey is also the owner of Langford Business Services LLC.~~ , a provider of e-learning software.

            None of the aforementioned companies are parents, subsidiaries, or affiliates of ABC Acquisition Corp 1502.

Mr. Amersey has a Master of Business Administration Degree from the University of Rochester, Rochester, N.Y. and a Bachelor of Science in Business from Miami University, Oxford, Ohio.  He graduated from Miami University as a member of Phi Beta Kappa and Phi Kappa Phi. ~~He is the sole member manager of Amersey Investments LLC.~~ Mr. Amersey also holds a Certificate of Director Education from the NACD Corporate Director’s Institute.

Mr. Amersey is qualified to be the sole officer and director of ABC Acquisition Corp 1505 because of his experience serving as the sole officer and director of other similarly situated blank check companies as well his experience serving on various Boards of Directors for public and private companies. Specifically, we believe that Mr. Amersey’s experience with locating a target corporation to purchase ABC Acquisition Corp 1501, a former blank check company, will be invaluable to us as we proceed with our plans to seek the acquisition of a private company.

Mr. Amersey is a control person of Bay City Transfer Agency & Registrar, Inc.  Moreover, Bay City Transfer Agency & Registrar, Inc. currently rents space from Amersey Investments, LLC, the company which Mr. Amersey is the managing member of.

The term of office of each director expires at our annual meeting of stockholders or until their successors are duly elected and qualified.

Significant Employees.

None

Family Relationships.

None

Involvement in Certain Legal Proceedings.

There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of our Company during the past five years.

Executive Compensation.

Our sole officer and director has not received any cash remuneration since inception.  We do not expect that our sole officer will receive any remuneration upon completion of the offering until the consummation of an acquisition. No remuneration of any nature has been paid for or on account of services rendered by a director in such capacity. Our sole officer and director intends to devote no more than a few hours a week to our affairs.

It is possible that, after we successfully consummate a business combination with an unaffiliated entity, such entity may desire to retain one or a number of members of our management for the purposes of providing services to the surviving entity. However, we have adopted a policy whereby the offer of any post-transaction employment to members of management will not be a consideration in our decision whether to undertake any proposed transaction.  However, because Mr. Amersey is the sole director, officer, and shareholder, this policy will be enforced solely by Mr. Amersey.  As such, outside of Mr. Amersey himself, there will not be any internal or external controls to ensure that this policy is not violated.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by our Company for the benefit of our employees.

There are no understandings or agreements regarding compensation our ~~management~~sole officer and director, Mr. Nitin Amersey, will receive after a business combination that is required to be included in this table, or otherwise.

Certain Relationships and Related Transactions, and Director   Independence.

We utilize the office space and equipment of our ~~stockholder~~sole officer and director, Mr. Nitin Amersey, at no cost.  We estimate such amounts to be immaterial.

On June 4, 2010 we issued 3,100,000 restricted shares of our Common Stock to Nitin Amersey, our sole officer and director, in consideration for $310 cash, which was used for incorporation fees, annual resident agent fees in the State of Nevada, accounting fees and developing our business concept and plan.  All shares were considered issued at their par value ($0.0001 per share).

Mr. Amersey loaned us $25 to be used for working capital. The loan is unsecured, non-interest bearing and payable on demand.  Mr. Amersey may choose to loan us additional money on the same terms as needed.

Mr. Amersey (our original incorporator), has paid all initial expenses incurred by the Company, which includes only resident agent fees, basic state and local fees and taxes.  On a going forward basis, the expenses incurred by the Company through the date of completion of a business transaction described in Item 1 of this Form 10 will be paid with the funds received from the Investors (as described in greater detail in the Business Development paragraph of Item 1). We do not expect to have significant expenses until the consummation of a transaction.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-K.

Legal Proceedings.

Presently, there are not any material pending legal proceedings to which we are a party or as to which any of our property is subject, and we do not know nor are we aware of any legal proceedings threatened or contemplated against us.

Market Price of and Dividends on the Registrant’s Common Equity     and Related Stockholder Matters.

Market Information.

Our Common Stock is not trading on any stock exchange. We are not aware of any market activity in our stock since our inception and through the date of this filing.

Holders.

As of ~~September~~October ____, 2010, there were six record holders of 3,400,000 shares of our Common Stock.

Dividends.

Dividends, if any, will be contingent upon our revenues and earnings, if any, capital requirements and financial conditions.  The payment of dividend, if any, will be within the discretion of our sole director.  We presently intend to retain all earnings, if any, for use in our business operations and accordingly, our sole director does not anticipate declaring any dividends prior to a business combination.

Securities Authorized for Issuance Under Equity Compensation Plans.

We have never and have no current plans to issue securities under equity compensation plans.

Recent Sales of Unregistered Securities.

We issued 3,100,000 shares of Common Stock on June 4, 2010 to our sole officer and director, Mr. Nitin Amersey, at a price per share of $0.0001, for an aggregate purchase price of $310.  We sold these shares of Common Stock under the exemption from registration provided by Section 4(2) of the Securities Act.

On July 1, 2010, the Investors (as defined in the Business Development paragraph of Item 1) agreed to invest funds in our Company in exchange for shares or our Common Stock.  For a purchase price of $6,000 at $0.10 per share, each Investor received 60,000 shares of our Common Stock.  In total, we issued 300,000 shares of our common stock and received $30,000 in funds.  We sold these shares of Common Stock under the exemption from registration provided by Section 4(2) of the Securities Act.

No securities have been issued for services. We have not nor has any person acting on our behalf offered or sold the securities by means of any form of general solicitation or general advertising. No services were performed by any purchaser as consideration for the shares issued.

Mr. Amersey and the Investors represented in writing that they acquired the securities for their own account. A legend was placed on the stock certificate stating that the securities have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration or an exemption therefrom, but may not be sold pursuant to the exemptions provided by Section 4(1) of the Securities Act or Rule 144 under the Securities Act, in accordance with the letter from Richard K. Wulff, Chief of the Office of Small Business Policy of the Securities and Exchange Commission’s Division of Corporation Finance, to Ken Worm of NASD Regulation, Inc., dated January 21, 2000.  Furthermore, the shares issued to the Investors will also be restricted until after a merger target has been identified and the merger has been completed.

Description of Registrant’s Securities to be Registered.

Common Stock.

The authorized capital stock of our Company consists of 400,000,000 shares of Common Stock, par value $0.0001 per share, of which there are 3,400,000 issued and outstanding.

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by our sole director out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

This description of certain matters relating to the securities of our Company is a summary and is qualified in its entirety by the provisions of our Company's Articles of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 10.

Other Securities To Be Registered.

            None

Indemnification of Directors and Officers.

Article VIII Section 1 of our By-Laws provides that we shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director or officer of the Company, or is or was a director or officer of the Company serving at the request of the Company as a director or officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contender or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

Section 78.138(7) of the Nevada Revised Statutes (the “NRS”) provides, with limited exceptions, that:

1. A director or officer is not individually liable to the corporation or its stockholders for any damages as a result of any act of failure to act in his capacity as a director or officer unless it is proven that:

(a)  His act or failure to act constituted a breach of his fiduciary duties as a director or officer; and

(b)  His breach of those duties involved intentional misconduct, fraud or a knowing violation of law.

Section 78.7502 of the NRS permits the Company to indemnify its directors and officers as follows:

1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action suit or proceeding if he:

(a)  Is not liable pursuant to NRS 78.138; or

(b)  Acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person is liable pursuant to NRS 78.138 or did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company, or that with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

2.  A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he:

(a) Is not liable pursuant to NRS 78.138; or

(b) Acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation.

Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3.  To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.

            Section 78.751 of the NRS provides for the authorization required for discretionary indemnification; advancement of expenses; limitation on indemnification and advancement of expenses as follows:

1.  Any discretionary indemnification pursuant to NRS 78.7502, unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

(a)  By the stockholders;

(b)  By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or   proceeding;

(c)  If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

(d)  If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

2.  The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

3. The indemnification pursuant to NRS 78.502 and advancement of expenses authorized in ordered by a court pursuant to this section:

(a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

(b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers, and controlling persons of the Company, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is unenforceable.

Financial Statements and Supplementary Data.

The financial statement information, including the report of the independent registered public accounting firm, required by this Item 13 is attached as Exhibit 99.1 and is hereby incorporated into this Item 13 by reference.

Changes in and Disagreements with Accountants and Financial             Disclosure.

At this time, we do not have any changes in and disagreements with accountants and financial disclosure to report.

Financial Statements and Exhibits.

(a) and (b)

INDEX TO EXHIBITS.

Exhibit
Number	Description

3.1	Articles of Incorporation.
3.2	By-Laws.
99.1	Financial Statements.
99.2	Auditor Consent.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ABC Acquisition Corp 1505

(Registrant)

By:  /s/ Nitin  Amersey

       Nitin Amersey

       Chief Executive Officer

                                                                        Date: ~~September __~~October __, 2010

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Document 1 ID	file://H:/Docs/clients/2880/001/SECURITI/00155047.DOC
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Description	00163554
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